Registration Statement No. 333-217200

Filed Pursuant to Rule 433

July 23, 2019

Pricing Term Sheet

Bank of Montreal

US$500,000,000

4.800% Fixed Rate Resetting Non-Cumulative

Subordinated Additional Tier 1 Capital Notes

(Non-Viability Contingent Capital (NVCC))

(Subordinated Indebtedness)

Issuer:	Bank of Montreal (the “Bank”)

Issue:	4.800% Fixed Rate Resetting Non-Cumulative Subordinated Additional Tier 1 Capital Notes (Non-Viability Contingent Capital (NVCC)) (the “Notes”)

Expected Ratings*:	Baa3 / BBB- (Moody’s / S&P)

Format:	SEC Registered

Status and Subordination:

The Notes will be the Bank’s direct unsecured obligations and, in the event of the Bank’s insolvency or winding-up, will rank (a) subordinate in right of payment to the prior payment in full of all Higher Ranked Indebtedness (as defined in the Prospectus Supplement) and (b) in right of payment equally with and not prior to Deeply Subordinated Indebtedness (as defined in the Prospectus Supplement) (other than Deeply Subordinated Indebtedness which by its terms ranks subordinate to the Notes) of the Bank, in each case, from time to time outstanding. The Notes will constitute subordinated indebtedness for the purposes of the Bank Act (Canada). In the event of the Bank’s insolvency or winding-up, the Notes will rank ahead of the Bank’s Common Shares (as defined below) and preferred shares.

The Notes will not constitute savings accounts, deposits or other obligations that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency or under the Canada Deposit Insurance Corporation Act (Canada), Bank Act (Canada) or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Aggregate Principal Amount:	US$500,000,000

Price to Public (Issue Price):	100.000% plus accrued interest, if any, from July 30, 2019

Underwriting Commission:	1.000% per Note

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$495,000,000

Trade Date:	July 23, 2019

Settlement Date:	July 30, 2019 (T+5)

Maturity Date:	The Notes have no scheduled maturity or redemption date. Accordingly, the Bank is not required to make any repayment of the principal amount of the Notes except if an Event of Default has occurred and provided that an NVCC Automatic Conversion has not occurred. See “Events of Default” and “NVCC Automatic Conversion” below.

Interest Rate:

From and including the Settlement Date to, but excluding, the first Reset Date, interest will accrue on the Notes at an initial rate equal to 4.800% per annum. Thereafter, for each period commencing on a Reset Date, from and including such Reset Date to, but excluding the following Reset Date (each, a “Subsequent Fixed Rate Period”), interest will accrue on the Notes at a rate per annum equal to the applicable Treasury Yield plus 2.979%, as determined by the calculation agent two business days prior to the commencement of such period (each, a “Reset Interest Determination Date”). Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

For the purposes of the foregoing:

“Treasury Yield” means, for any Subsequent Fixed Rate Period, (i) the rate per annum corresponding to the semi-annual equivalent yield to maturity, that represents the average for the week that ends immediately before the week in which the applicable Reset Interest Determination Date falls, appearing in the most recently published statistical release designated “H.15” or any successor publication that is published by the Board of Governors of the United States Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the 5-Year U.S. Treasury Bond as that rate is displayed on the Reuters screen FEDCMT page or (ii) if there is no such published U.S. Treasury security with a maturity of five-years from the next Reset Date and trading in the public securities markets, then the rate will be determined by the calculation agent by interpolation between the most recent weekly average yield to maturity for two series of U.S. Treasury securities trading in the public securities market, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Interest Determination Date, and (B) the other maturity as close as possible to, but later than, the Reset Date following the next succeeding Reset Interest Determination Date, in each case as published in the most recent H.15. If the Treasury Yield cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Treasury Yield will be the same interest rate determined for the prior Reset Interest Determination Date.

“H.15” means the statistical release designated as such, or any successor publication, published by the Board of Governors of the United States Federal Reserve System, and “most recent H.15” means the H.15 published closest in time but prior to the close of business on the second business day prior to the applicable Reset Date.

Interest Payment Dates:	Subject to the Bank’s right to cancel interest payments, interest on the Notes will be payable semi-annually in arrears on February 25 and August 25 of each year (each, an “Interest Payment Date”), commencing February 25, 2020 (long first coupon).

Reset Dates:	August 25, 2024 and each fifth anniversary date thereafter (each such date, a “Reset Date”).

Discretionary Cancellation of Interest Payments:

Interest will be due and payable on an Interest Payment Date only if it is not cancelled by the Bank. Any cancelled interest payments will not be cumulative. The Bank has the sole and absolute discretion at all times and for any reason to cancel (in whole or in part), with notice to the holders of the Notes, any interest payment that would otherwise be payable on any Interest Payment Date. As a result, you may not receive any interest on any Interest Payment Date or at any other times, and you will have no claims whatsoever in respect of that cancelled interest.

Optional Redemption:	The Bank may, at its option, redeem the Notes, with the prior written approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”), on not less than 30 days’ and not more than 60 days’ prior notice to the registered holders of the Notes, (i) in whole or in part, on any Interest Payment Date on or after the first Reset Date, (ii) in whole but not in part, at any time within 90 days following a Regulatory Event Date (as defined in the Prospectus Supplement) and (iii) in whole but not in part, at any time following the occurrence of a Tax Event (as defined in the Prospectus Supplement), in each case, at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to, but excluding, the date fixed for redemption (in each case except to the extent such unpaid interest was cancelled as described above under “Discretionary Cancellation of Interest Payments”).

Benchmark Treasury:	1.750% UST due June 30, 2024

Benchmark Treasury Price and Yield:	99-21 1⁄4; 1.821%

Re-Offer Yield:	4.800%

Semi-annual Equivalent Re-Offer Spread to Treasury:	297.9 bps

NVCC Automatic Conversion:

Upon the occurrence of a Trigger Event (as defined below), each outstanding Note will automatically and immediately be converted, on a full and permanent basis, without the consent of the holders thereof and as of the start of business on the date on which the Trigger Event occurs, into a number of fully-paid and freely tradable common shares of the Bank (the “Common Shares”) determined by dividing (a) the product of the Multiplier and the Note Value, by (b) the Conversion Price (an “NVCC Automatic Conversion”).

“Conversion Price” means, in respect of each Note, the greater of (i) the Floor Price and (ii) the Current Market Price.

“Current Market Price” means the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) or, if not then listed on the TSX, on another exchange or market chosen by the board of directors of the Bank on which the Common Shares are then traded, for the 10 consecutive trading days ending on the trading day immediately prior to the date on which the Trigger Event occurs, converted (if not denominated in U.S. dollars) into U.S. dollars at the Prevailing Rate on the day immediately prior to the date on which the Trigger Event occurs. If no such trading prices are available, Current Market Price shall be the Floor Price.

“Floor Price” means the U.S. dollar equivalent of CAD$5.00 converted into U.S. dollars at the Prevailing Rate on the day immediately prior to the date on which the Trigger Event occurs, subject to adjustment in the event of (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all holders of Common Shares as a stock dividend, (ii) the subdivision, redivision or change of the Common Shares into a greater number of Common Shares, or (iii) the reduction, combination or consolidation of the Common Shares into a lesser number of Common Shares. The adjustment shall be calculated to the nearest one-tenth of one cent provided that no adjustment of the Floor Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Floor Price then in effect; provided, however, that in such case any adjustment that would otherwise be required to be made will be carried forward and will be made at the time of and together with the next subsequent adjustment which, together with any adjustments so carried forward, will amount to at least 1% of the Floor Price.

“Multiplier” means 1.25.

“Note Value” means, in respect of each Note, the principal amount of such Note plus any accrued and unpaid interest on such Note to, but excluding, the date of the Trigger Event (except to the extent such unpaid interest was cancelled).

“Prevailing Rate” means, in respect of any currencies on any day, the spot rate of exchange between the relevant currencies prevailing as at or about 12:00 noon (New York time) on that date as appearing on or derived from the Relevant Page or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12:00 noon (New York time) on the immediately preceding day on which such rate can be so determined or, if such rate cannot be so determined by reference to the Relevant Page, the rate determined in such other manner as an Independent Financial Adviser (as defined in the Prospectus Supplement) shall consider in good faith appropriate.

“Relevant Page” means the relevant page on Bloomberg (or such other information service provider) that displays the relevant information.

Trigger Event:

Trigger Event has the meaning set out in the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), Guideline for Capital Adequacy Requirements (CAR), Chapter 2 - Definition of Capital, effective April 2018, as such term may be amended or superseded by OSFI from time to time, which term currently provides that each of the following constitutes a Trigger Event:

•  the Superintendent publicly announces that the Bank has been advised, in writing, that the Superintendent is of the opinion that the Bank has ceased, or is about to cease, to be viable and that, after the conversion of the Notes and all other contingent instruments issued by the Bank and taking into account any other factors or circumstances that are considered relevant or appropriate, it is reasonably likely that the viability of the Bank will be restored or maintained; or

•  a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent or agency thereof without which the Bank would have been determined by the Superintendent to be non-viable.

Restrictions on the Payment of Dividends and Retirement of Shares:

If on any Interest Payment Date, the Bank does not pay in full the applicable interest on the Notes that is due and payable on such Interest Payment Date (whether as a result of cancellation or otherwise), the Bank will not (a) declare dividends on the Common Shares or the preferred shares of the Bank or (b) redeem, purchase or otherwise retire any Common Shares or preferred shares of the Bank (except pursuant to any purchase obligation, retraction privilege or mandatory redemption provisions attaching to any preferred shares of the Bank), in each case, until the month commencing immediately after the Bank makes an interest payment in full on the Notes.

Events of Default:

An Event of Default in respect of the Notes will occur only if the Bank becomes insolvent or bankrupt or subject to the provisions of the Winding-up and Restructuring Act (Canada), or any act that may be substituted therefor, as from time to time amended, or if the Bank goes into liquidation, either voluntarily or under an order of a court of competent jurisdiction, passes a resolution for the winding-up, liquidation or dissolution of the Bank or otherwise acknowledges its insolvency. Neither the failure to make a payment on the Notes when due (including any interest payment, whether as a result of cancellation or otherwise) nor an NVCC Automatic Conversion will constitute an Event of Default.

If an Event of Default has occurred, and a Trigger Event has not occurred, the entire principal amount of and accrued and unpaid interest on all of the Notes (except to the extent such unpaid interest was cancelled) will become immediately due and payable without any declaration or other act on the part of the Trustees or any holders of the Notes.

Common Share Corporate Event:	In the event of a capital reorganization, consolidation, merger or amalgamation of the Bank or comparable transaction affecting the Common Shares, the Bank will take necessary action to ensure that holders of the Notes receive, pursuant to an NVCC Automatic Conversion, the number of Common Shares or other securities that such holders would have received if the NVCC Automatic Conversion occurred immediately prior to the record date for such event.

Prohibited Owners:	Upon an NVCC Automatic Conversion, the Bank reserves the right not to deliver some or all, as applicable, of the Common Shares issuable thereupon to any Ineligible Person (as defined in the Prospectus Supplement) or any person who, by virtue of the operation of the NVCC Automatic Conversion, would become a Significant Shareholder (as defined in the Prospectus Supplement) through the acquisition of Common Shares.

Purchase for Cancellation:	Subject to the prior approval of the Superintendent, the Bank may, at any time, purchase Notes at any price or prices in the open market or otherwise. Notes so purchased by the Bank will be cancelled and will not be re-issued.

Payment of Additional Amounts:	Subject to the Bank’s right to cancel interest payments, the Bank will pay additional amounts in respect of any withholding or deduction imposed in respect of payments on the Notes subject to certain exemptions as described under “Description of the Notes—Payment of Additional Amounts” in the Prospectus Supplement.

Form and Denomination:	The Notes will be issued in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company. The Notes will be issued only in minimum denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.

Use of Proceeds:	The net proceeds will be contributed to the general funds of the Bank and will qualify as Tier 1 capital of the Bank for regulatory purposes.

Joint Bookrunners:	BMO Capital Markets Corp. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC UBS Securities LLC

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Desjardins Securities Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

Trustee:	Wells Fargo Bank, National Association

CUSIP/ISIN:	06368B5P9 / US06368B5P91

Governing Law:	The Notes and the Indenture will be governed by the laws of the

State of New York, except that the provisions relating to an NVCC Automatic Conversion and the subordination provisions will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Certain of the underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority, Inc.

The Bank has filed a registration statement (File No. 333-217200) (including a base shelf prospectus dated April 27, 2017, the “Prospectus”) and a Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Prospectus Supplement and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Prospectus Supplement if you request it by calling BMO Capital Markets Corp. toll-free at (866) 864-7760, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman Sachs & Co. LLC toll-free at (866) 471-2526 or UBS Securities LLC toll-free at (888) 827-7275.